UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BeyondSpring Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G10830100

(CUSIP Number)

Decheng Capital China Life Sciences USD Fund II, L.P.

Decheng Capital China Life Sciences USD Fund III, L.P.

Ugland House, PO Box 309, Grand Cayman

KY1-1104, Cayman Islands

+1- 345-949-8066

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP G10830100	Page 2 of 13

1	NAMES OF REPORTING PERSONS: Decheng Capital China Life Sciences USD Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,729,070[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,729,070[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,729,070[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), Decheng Capital Management II (Cayman), LLC (“Fund II GP”), and Xiangmin Cui (“Cui”) beneficially own 1,729,070 ordinary shares of the Issuer. All of these shares are held directly by Fund II. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II.

2

This percentage is calculated based upon 30,493,021 outstanding ordinary shares of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2020.

CUSIP G10830100	Page 3 of 13

1	NAMES OF REPORTING PERSONS: Decheng Capital Management II (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,729,070[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,729,070[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,729,070[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), Decheng Capital Management II (Cayman), LLC (“Fund II GP”), and Xiangmin Cui (“Cui”) beneficially own 1,729,070 ordinary shares of the Issuer. All of these shares are held directly by Fund II. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II.

2	This percentage is calculated based upon 30,493,021 outstanding ordinary shares of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2020.

CUSIP G10830100	Page 4 of 13

1	NAMES OF REPORTING PERSONS: Decheng Capital China Life Sciences USD Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,729,072[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,729,072[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,729,072[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”), and Xiangmin Cui (“Cui”) beneficially own 1,344,457 ordinary shares of the Issuer. All of these shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III.

2	This percentage is calculated based upon 30,493,021 outstanding ordinary shares of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2020.

CUSIP G10830100	Page 5 of 13

1	NAMES OF REPORTING PERSONS: Decheng Capital Management III (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,729,072[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,729,072[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,729,072[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”), and Xiangmin Cui (“Cui”) beneficially own 1,344,457 ordinary shares of the Issuer. All of these shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III.

2	This percentage is calculated based upon 30,493,021 outstanding ordinary shares of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2020.

CUSIP G10830100	Page 6 of 13

1	NAMES OF REPORTING PERSONS: Xiangmin Cui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,142[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,142[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,142[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	As described in Item 5 below, Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”) and Decheng Capital Management II (Cayman), LLC (“Fund II GP”) beneficially own 1,729,070 ordinary shares of the Issuer; Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”) and Decheng Capital Management III (Cayman), LLC (“Fund III GP”); beneficially own 1,729,072 ordinary shares of the Issuer and Xiangmin Cui (“Cui”) beneficially owns 3,458,142 ordinary shares of the Issuer. 1,729,070 of these shares are held directly by Fund II and 1,729,072 of these shares are held directly by Fund III. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III.

2	This percentage is calculated based upon 30,493,021 outstanding ordinary shares of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2020.

CUSIP G10830100	Page 7 of 13

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by (i) Decheng Capital China Life Sciences USD Fund II, L.P., (ii) Decheng Capital Management II (Cayman), LLC, (iii) Xiangmin Cui (“Cui”), (iv) Decheng Capital China Life Sciences USD Fund III, L.P., and (v) Decheng Capital Management III (Cayman), LLC.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is ordinary shares, par value $0.001 per share (the “Shares”) of BeyondSpring Inc., a Cayman Island exempt company (the “Issuer”). The principal executive offices of the Issuer are located at 28 Liberty Street, 39th Floor, New York, New York 10005.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), a Cayman Islands exempted limited partnership, (ii) Decheng Capital Management II (Cayman), LLC (the “Fund II GP”), a Cayman Islands limited liability company, (iii) Xiangmin Cui (“Cui”), (iv) Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), a Cayman Islands exempted limited partnership, and (v) Decheng Capital Management III (Cayman), LLC (the “Fund III GP”), a Cayman Islands limited liability company (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, California 94025.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Fund II and Fund III is a Cayman Islands exempt limited partnership. Each of Fund II GP and Fund III is a Cayman Islands limited liability company. Cui is a citizen of the United States.

CUSIP G10830100	Page 8 of 13

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 3,458,142 Shares, consisting of (i) 192,307 and 192,308 Shares that were purchased by Fund II and Fund III, respectively, in the Issuer’s follow-on public offering of Shares (the “June Offering”) at the public offering price of $13.00 per share, (ii) 192,308 and 192,307 Shares that were purchased by Fund II and Fund III, respectively, pursuant to private placement transaction with the Issuer for the purchase of Shares (the “July PIPE” and together with the June Offering, the “Offerings”) at the offering price of $13.00 per share and (iii) 1,344,455 and 1,344,457 Shares held by Fund II and Fund III, respectively, which shares were held prior to the Offerings. The June Offering closed on June 23, 2020 and the July PIPE closed on July 15, 2020. The 192,307 and 192,308 Shares acquired by Fund II and Fund III, respectively, in the June Offering and the 192,308 and 192,307 acquired by Fund II and Fund III, respectively, in the July Offering were purchased for an aggregate purchase price of $10.0 million.

The funds used by Fund II and Fund III to acquire the securities described above were obtained from working capital contributed by its partners and members.

ITEM 4. PURPOSE OF TRANSACTION

Fund II and Fund III agreed to purchase the Shares described herein for investment purposes with the aim of increasing the value of the Issuer and its investment in the Issuer. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Shares now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP G10830100	Page 9 of 13

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Daniel L. Zabrowski, Ph.D., venture partner at Funds II and III, has served on the board of directors of the Issuer since July 2016. As a director of the Issuer, Dr. Zabrowski may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, Fund II is the record owner of 1,729,070 Shares. Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II, Fund GP II and Cui has shared voting and dispositive power over the shares held by Fund II. As such, each of Fund II, Fund II GP and Cui may be deemed to beneficially own the shares held by Fund II.

As of the date hereof, Fund III is the record owner of 1,729,072 Shares. Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III, Fund GP III and Cui has shared voting and dispositive power over the shares held by Fund III. As such, each of Fund III, Fund III GP and Cui may be deemed to beneficially own the shares held by Fund III.

Each of the Fund II and Fund III may be deemed to beneficially own 5.7% and 5.7%, respectively, of the Issuer’s outstanding Shares, which percentages are calculated based upon 30,493,021 outstanding Shares of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2020.

Collectively, the Reporting Persons beneficially own an aggregate of 3,458,142 Shares, which represents 11.3% of the Issuer's outstanding Shares. Fund II, Fund II GP, Fund III and Fund III GP are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	Except as descried herein, none of the Reporting Persons have purchased or sold any Shares during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP G10830100	Page 10 of 13

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 18, 2020, the Issuer entered into a Share Subscription Agreement (the “Agreement”) with Fund II and Fund III relating to the sale of an aggregate of 384,615 Shares, at the price of $13.00 per share. The sale of these Shares was subject to customary closing conditions, which closed on July 15, 2020. The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the text of the Agreement, which is referenced as Exhibit A, and incorporated herein by reference.

CUSIP G10830100	Page 11 of 13

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Share Subscription Agreement, dated as of June 18, 2020, by and between the Issuer, Decheng Capital China Life Sciences USD Fund II, L.P., and Decheng Capital China Life Sciences USD Fund III, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on June 23, 2020).

B.	Agreement regarding filing of joint Schedule 13D.

CUSIP G10830100	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2020

Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner
Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner
Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Xiangmin Cui

By:	/s/ Xiangmin Cui

CUSIP G10830100	Page 13 of 13

EXHIBIT B

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: July 27, 2020

Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner
Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner
Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

Xiangmin Cui

By:	/s/ Xiangmin Cui